Exhibit 16.1

April 25, 2017

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

We have read the statements under item 4.01 on Form 8-K of Smartmetric, Inc. to be filed with the Securities and Exchange Commission on or about April 25, 2017. We agree with all statements pertaining to us. We have no basis on which to agree or disagree with the other statements contained therein.

Boca Raton, Florida